Exhibit 99.1

Borr Drilling Limited – Q2 2021 Presentation

Please find enclosed the presentation of Borr Drilling Limited’s second quarter 2021 results to be held on the webcast/conference call at 15:00 CET (9:00 AM New York time) on August 31, 2021.

In order to listen to the presentation, you may do one of the following:

a)    Webcast

Please use the following link: www.incommuk.com/customers/online with access code: 481367

b)    Conference Call

Dial in details, Participants:

Conference ID: 481367

Norway, Oslo               81 503 308

United Kingdom          020 3936 2999

United States                1 646 664 1960

All other locations        +44 20 3936 2999

Participants will be asked for their full name & Conference ID.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

   Q2 2021 Presentation  31 August 2021  cover

 Forward looking statements  This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely" and similar expressions and include expectations regarding industry trends and market outlook and signals, including expected trends and activity levels in the jack-up rig and oil industry, expectations as to global jack-up rig fleet count, and expected tenders and demand levels, delivery of newbuilds including expected delivery timing, contract backlog and potential backlog and revenue potential from backlog, contracts, LOIs and LOAs, tendering and contracting activity, market opportunities, statements about our fleet operations and expected contracting and operation of our jack-up rigs and contract terms including estimated duration of contracts and activity of rigs on particular contracts, expected number of rigs in operation and rates, expected offshore E&P capex and wells, demand forecasts, expectations with respect to warm stacked rigs, statements with respect to improving capital structure, expected cash payments from JVs and expected improvement in operational cash flows, expected ability to generate positive cash flow, statements as to market sentiment including statements made under “Market” and “Outlook” above including anticipated rig demand and expectations with respect to rigs being active and in operation and the expectation as to sufficient liquidity until 2023, statements relating to the IWS JVs and dealings with Pemex including statements about contracting and payments, statements with respect to our ATM program, risks and uncertainties relating to the COVID-19 pandemic and other non-historical statements. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. There are important factors that could cause our actual results, level of activity, performance, liquidity or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including risks relating to our industry and business and liquidity, the risk of delays in payments to our Mexican JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions and tendering activity, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk that options will not be exercised, risks relating to our ability to secure contracts for our rigs and the rates that we will be able to achieve, risks relating to market trends, tender activity and rates, risks relating to the agreements we have reached with lenders, risks relating to our liquidity, risks that our liquidity improvement plan is not effective or that our available liquidity is not sufficient to meet our liquidity requirements and other risks relating to our available liquidity and requirements, risks relating to cash flows from operations, the risk that we may be unable to raise necessary funds through issuance of additional debt or equity or sale of assets; risks relating to our loan agreements and other debt instruments including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet our debt obligations including debt service obligations and maturities and new-build contract payments in 2023 and obligations under rig purchase contracts and our other obligations as they fall due and other risks described in our working capital statement, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern and other risks factors set forth under “Risk Factors” in our filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Norwegian NSA.

   Borr Drilling Today  Building a fleet OF 28 premium jack-up rigS with average age 4 yrs      Retired 27 old assets from the market

 Borr Drilling Today      Gaining momentum

 Key milestones going forward

KEY FINANCIALS Q2 2021

INCOME STATEMENT

USDm	YTD 2021	Q2 2021	Q1 2021
Operating revenues	**103.2**	**54.8**	**48.4**
Rig operating and maintenance expenses	(96.2)	(47.4)	(48.8)
G&A			
Total operating expenses	**(170.5)**	**(81.6)**	**(88.9)**
Operating loss	**(66.6)**	**(26.0)**	**(40.6)**
Income/(loss) from equity method investments	10.3	(5.7)	16.0
Total financial expenses net	(56.7)	(29.2)	(27.5)
Net loss	**(114.3)**	**(59.9)**	**(54.4)**
Adjusted EBITDA	**(7.0)**	**3.7**	**(10.7)**

Balance sheet (USDm)	Q2 2021	Q1 2021
Total assets	3,142	3,173
Total liabilities	2,174	2,145
Total equity	968	1,028
Cash and cash equivalents	32	49

COMMENTS AND HIGHLIGHTS Q2 2021

- **Revenues** increased by $6.4 million or 13% in comparison to the prior quarter primarily as a result of an increase in related party revenues and number of rig operating days
- **Rig operating and maintenance expenses** decreased by $1.4 million in comparison to the prior quarter
- **G&A** decreased by $3.9 million due to lower corporate overhead costs and lower legal fees
- **Total financial expenses** reflects the relatively low capital cost of the Company's debt, at an average interest rate of 4.7% YTD
- **Income from equity method investments** decreased as a result of lower income in the IWS JVs due to increased idle time
- **Adjusted EBITDA** increased by $14.5 million quarter on quarter
- **Cash** decreased by $16.6 million in comparison to the prior quarter and is driven by:
  - Cash used in operations of $10.9 million which includes interest payments of $13.7 million and a tax retention receipt of $5.4 million
  - Cash used in investing activities of $5.7 million, which includes activation and long-term maintenance cost of $4.9 million

Borr Drilling

FLEET STATUS AUGUST 2021

   Attractive cost structure  Illustrative scenarios of operating cash in 2021 at different activity levels  1) Assumes $32m in SG&A normalised cost, $16m in capex and LTM (excluding any activation costs), $55m in cash interest (incl. deferred interest for bank loans of ~$8m from 2020 into 2021 + $6m PPL interest), $6m hold cost/cost cover to Keppel. Stacking cost of $6k/day. Opex of $45k/day. 4% cash revenue tax, 95% economic utilisation  # rigs outside Mexico  # delivered rigs  # current contracted rigs  # est. YE21contracted rigs    ($m in 2021)  # rigs working        Day-rate equivalent  8  13  17  23    Idun, Saga, Gunnlod, P1, P5, Norve, Natt, Skald  + Galar, Gersemi, Grid, Odin, Njord      $70k/day  ($75)  ($41)  ($4)  $51   $80k/day  ($49)  $2   $52   $126   $90k/day  ($23)  $45   $107   $202   $100k/day  $3   $87   $163   $277

 Offshore CAPEX set to increase …  … shallow water drives the growth  OFFSHORE E&P CAPEX AND WELLS  Source: IHS Markit  Forecast  USD Billions  +26%y-o-y  +6%y-o-y  +8%y-o-y  Offshore Wells (#)  +19%YoY

 SUPPLY AND DEMAND OVERVIEW  Utilization is recovering  Demand forecast improving1  Successful tendering2  Source:1 IHS Petrodata (under contract and marketed supply), Company projection (future contracted)2 IHS Petrodata, excludes fixtures from related parties (i.e.: CNOOC/COSL, ARAMCO/ARO, ADNOC/ADNOC Drilling)  Activity levels accelerating fast  Utilization (%)  Forecast  30 Additional Rig Demand  Utilization (%)  Rigs (#)  FY Fcst240 - 290  Borr 5%of Total  Borr 10%of Total  111 Years  138 Years  Rig Years

 IN CONCLUSION    Flexible debt structure – Improving cashflows allows for capital structure optimisation  Borr Drilling is increasingly well positioned to capitalise on the upturn  With current market outlook and tendering success we anticipate 23 active rigs by end 2022  Currently 13 rigs operating – expected to reach 17 year-end 2021  Collections from Mexico have improved – expecting normalised payments going forward